UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 3)

J.D. Edwards & Company

(Name of Issuer)

Common Stock

(Title of Class of Securities)

281667105

(CUSIP Number)

Anne S. Jordan	with copies to:
Senior Vice President, General Counsel and Secretary PeopleSoft, Inc. 4460 Hacienda Drive Pleasanton, California 94588 (925) 694-8863	Douglas D. Smith, Esq. Peter T. Heilmann, Esq. Gibson, Dunn & Crutcher LLP One Montgomery Street, 31st Floor San Francisco, CA 94104 (415) 393-8200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 29, 2003

(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 7 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 281667105			Page 2 of 7 Pages

1.	Name of Reporting Person: PeopleSoft, Inc.		I.R.S. Identification No. of above person: 68-0137069

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: See Item 5 below

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: See Item 5 below

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: See Item 5 below

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 100%

14.	Type of Reporting Person (See Instructions): CO

Page 3 of 7 Pages

     This Amendment No. 3, constituting the final amendment (this “Amendment”), amends and supplements the statement on Schedule 13D filed by PeopleSoft, Inc., a Delaware corporation (“PeopleSoft”) and Jersey Acquisition Corporation, a Delaware corporation (“Acquisition”) on June 11, 2003, as amended (the “Schedule 13D”), relating to the common stock, par value $0.001 per share (the “Common Stock”), of J.D. Edwards & Company, a Delaware corporation (the “Issuer”). Items designated as “no change” indicates that the information previously included in the Schedule 13D remains current as of the date of this Amendment.

Item 1 — Security and the Issuer

     No change.

Item 2 — Identity and Background

     Item 2 is hereby amended and restated as follows:

     a) The Schedule 13D was filed on behalf of PeopleSoft and Acquisition. On August 29, 2003, Acquisition was merged with and into the Issuer (the “Merger”), with the Issuer being the surviving entity of the Merger and becoming a wholly-owned subsidiary of PeopleSoft. Thus, Acquisition is no longer a reporting person under this Amendment.

     b) PeopleSoft designs, develops, markets and supports a family of enterprise client/server and internet based application software products for use by large and medium sized organizations, including corporations worldwide, higher education institutions, and federal, state and local government agencies primarily in North America.

     The address of the principal business and principal office of PeopleSoft is 4460 Hacienda Drive, Pleasanton, CA 94588.

     c) The name, residence or business address, present principal occupation or employment of each of the executive officers and directors of PeopleSoft, and the name, principal business and address of any corporation or other organization in which such employment is conducted, are set forth on Schedule I, which was attached to the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 11, 2003 (the “Original Schedule 13D”), and amended on July 28, 2003, and is hereby incorporated by reference.

     d) & e) During the last five years, PeopleSoft, and to the best knowledge of PeopleSoft, its executive officers and directors named on Schedule I (i) have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     f) PeopleSoft is a corporation organized under the laws of the State of Delaware. All of the executive officers and directors of PeopleSoft are citizens of the United States except for: Guy Dubois, who is a citizen of France; Nanci Caldwell and Michael Gregoire, who are citizens of Canada; and Cyril Yansouni, who is a citizen of Belgium.

Page 4 of 7 Pages

Item 3 — Source and Amount of Funds or Other Consideration

     Item 3 is hereby amended and restated as follows:

      On June 1, 2003, the Issuer, PeopleSoft and Acquisition entered into an Agreement and Plan of Merger (the “Original Agreement”), a copy of which was attached as Exhibit 1 to the Original Schedule 13D, pursuant to which (upon satisfaction or waiver of certain conditions), Acquisition was to be merged with and into the Issuer with the Issuer becoming a wholly-owned subsidiary of PeopleSoft. Pursuant to the Original Agreement, each share of Common Stock was to be automatically converted into the right to receive a fraction equal to 0.86 of one share of PeopleSoft common stock, par value $0.01 per share.

     At the time the Original Agreement was executed, in order to induce PeopleSoft and Acquisition to enter into the Original Agreement, certain officers and directors of the Issuer, namely, Richard E. Allen, Kathleen J. Cunningham, Harry Debes, Robert M. Dutkowsky, Gerald Harrison, Delwin D. Hock, Michael Madden, Michael J. Maples, Richard Mathews, Trygve E. Myhren, Robert C. Newman, Pamela Saxton, David Siebert, Richard Snow, Jr. and Leslie Wyatt (each a “Stockholder,” and collectively, the “Stockholders”) entered into separate Irrevocable Proxy and Voting Agreements (each a “Voting Agreement” and collectively, the “Voting Agreements”) with PeopleSoft and Acquisition. A copy of the form of Voting Agreement previously was filed as Exhibit 2 to the Original Schedule 13D and is hereby incorporated by reference. PeopleSoft and Acquisition did not pay additional consideration to any Stockholder in connection with the execution and delivery of the Voting Agreements.

     Subsequently, the Issuer, PeopleSoft and Acquisition agreed to amend the terms of the Original Agreement pursuant to the terms of the Amended and Restated Agreement and Plan of Merger and Reorganization by and among PeopleSoft, Acquisition and the Issuer, dated as of June 16, 2003 (the “Merger Agreement”), a copy of which was attached as Exhibit 1 to the amended Schedule 13D filed with the SEC on June 17, 2003, and is hereby incorporated by reference. The Merger Agreement provided that PeopleSoft would acquire all of the outstanding shares of Common Stock through (i) an offer (the “Offer”) to exchange all the outstanding shares of Common Stock (and the associated stock purchase rights) of the Issuer for the right to receive cash and shares of PeopleSoft common stock and (ii) a merger transaction following the successful completion of the Offer. The value of the consideration per share of the Issuer’s Common Stock is 0.43 of one share of PeopleSoft common stock plus $7.05 in cash.

     The Voting Agreements were not amended pursuant to the Merger Agreement and remained in force in accordance with their original terms. Pursuant to the Voting Agreements, each Stockholder agreed, severally and not jointly, to vote all of the shares of Common Stock beneficially owned by such Stockholder in favor of adoption and approval of the merger contemplated by the Original Agreement (and any amendments thereof, which included the Merger Agreement) and certain related matters.

     The foregoing summary of the Merger Agreement and the Voting Agreements is qualified in its entirety by reference to such agreements, each of which is hereby incorporated by reference.

     On July 18, 2003, PeopleSoft and Acquisition accepted for exchange and payment all shares of Common Stock validly tendered pursuant to the Offer. At the expiration of the Offer and after delivery of guaranteed shares, 104,754,894 shares of Common Stock were validly tendered and not withdrawn, representing approximately 84.6% of the outstanding shares of Common Stock of the Issuer. On August 29, 2003, pursuant to the Merger Agreement, the acquisition of all of the

Page 5 of 7 Pages

outstanding shares of Common Stock of the Issuer not acquired by PeopleSoft pursuant to the Offer was completed through the Merger. The aggregate value of the acquisition of all outstanding shares of the Issuer is approximately $1.8 billion. The purchase price was determined based upon arm’s length negotiations between the parties. The cash portion of the purchase price came from PeopleSoft’s working capital. PeopleSoft also issued PeopleSoft common stock as part of the purchase price. The issuance of PeopleSoft common stock was registered under the Securities Act of 1933, pursuant to PeopleSoft’s registration statement on Form S-4, No. 333-106269 filed with the SEC on June 19, 2003, as amended on July 3, 2003, and declared effective by the SEC on July 11, 2003.

     In addition, the Voting Agreements entered into between PeopleSoft and certain former and current officers and directors of the Issuer terminated according to their terms upon the effective time of the Merger.

Item 4 — Purpose of Transaction

     No change.

Item 5 — Interest in Securities of the Issuer

     Item 5 is hereby amended and restated as follows:

     The information contained in Item 3 is incorporated herein by this reference.

     a) — b) Prior to June 1, 2003, PeopleSoft, and to the best of its knowledge, each of the persons listed on Schedule I, except for Michael J. Maples, was not the beneficial owner (as defined in Rule 13d-3 promulgated under the Exchange Act) of any shares of Common Stock. Michael Maples, a former director of the Issuer, was appointed to the Board of Directors of PeopleSoft on July 18, 2003. He previously owned 25,780 shares of Common Stock, which he tendered pursuant to the Offer. He may also be deemed to be the beneficial owner of 58,369 shares of Common Stock that are issuable upon the exercise of outstanding options which are exercisable within 60 days of August 28, 2003.

     Pursuant to the Merger Agreement, the acquisition of all outstanding shares of Common Stock of the Issuer was completed through the Offer and the Merger. In connection with the Merger, each share of Common Stock (other than shares held by (i) stockholders who exercised their appraisal rights under Delaware law, (ii) the Issuer, (iii) PeopleSoft, or (iv) subsidiaries of the Issuer or PeopleSoft) was automatically converted into the right to receive $7.05 per share in cash plus 0.43 of a share of PeopleSoft common stock.

     c) Michael J. Maples tendered his shares of Common Stock pursuant to the Offer, which shares PeopleSoft accepted for exchange and payment on July 18, 2003. Except as set forth in the Schedule 13D, neither PeopleSoft nor, to the best of its knowledge, any of the persons listed on Schedule I has effected any transactions in the Common Stock during the past 60 days.

     d) Except as set forth in the Schedule 13D, neither PeopleSoft nor, to the best of its knowledge, any of the persons listed on Schedule I has the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, securities covered by the Schedule 13D.

     e) Not applicable.

Page 6 of 7 Pages

Item 6 — Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     No change.

Item 7 — Material to be Filed as Exhibits

     No change.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of September 2, 2003.	PEOPLESOFT, INC.

	By:	/s/ Anne S. Jordan

Anne S. Jordan Senior Vice President, General Counsel and Secretary